April 25, 2017

Confidential Private Offering Memorandum
Stanley Grove LLC, a California Limited Liability Company
100 shares of Series A Preferred Shares
$1,000 per share
Minimum Investment: Two (2) shares or $2,000

This Private Offering Memorandum ("POM"), including the cover page and all exhibits attached hereto, is being furnished by Stanley Grove LLC., a California Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series A Preferred Shares ("SAPS") of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $90,000 and up to $ 100,000 from Purchasers in the offering of Securities described in this POM and Form C (this "Offering"). The minimum amount of securities that can be purchased is 2 shares or $2,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "The Offering and the Securities". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MinnowCfunding LLC (the "Intermediary"). The Intermediary will be entitled to receive 7.0% of same Securities sold in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$2,000	$184	$1,816
Aggregate Minimum Offering Amount	$90,000	$9,200	$80,800
Aggregate Maximum Offering Amount	$100,000	$10,000	$90,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants, escrow fee, marketing and documentation fee.

NOTICE TO ALL INVESTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE RISK FACTORS AS SET FORTH BELOW IN THIS POM AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS POM AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS POM AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE INFORMATION AVAILABLE ON OR THROUGH THE COMPANY WEBSITE IS NOT A PART OF THIS POM OR THE FORM C. IN MAKING AN INVESTMENT DECISION

WITH RESPECT TO OUR SECURITIES, YOU SHOULD ONLY CONSIDER THE INFORMATION CONTAINED IN THIS POM AND THE FORM C.

EACH PROSPECTIVE INVESTOR ACKNOWLEDGES AND AGREES THAT THE MANAGER AND THE COMPANY HAVE NOT GIVEN, AND HAVE NO AUTHORITY TO GIVE, ANY INVESTMENT ADVICE WITH RESPECT TO THE PURCHASE OF THE UNITS.

THE FINANCIAL PROJECTIONS CONTAINED HEREIN WERE DEVELOPED FOR INTERNAL PURPOSES BY THE MANAGERS OF STANLEY GROVE LLC BASED ON A NUMBER OF ASSUMPTIONS THAT ARE SET FORTH IN MORE DETAIL IN THEIR INTERNAL RECORDS. ALTHOUGH THOSE MANAGERS BELIEVE THAT THEIR ASSUMPTIONS ARE REASONABLE, PROJECTIONS ARE INHERENTLY SPECULATIVE AND UNANTICIPATED EVENTS AND CIRCUMSTANCES ARE LIKELY TO OCCUR. ACTUAL RESULTS REALIZED DURING ANY FUTURE PERIOD ARE LIKELY TO VARY FROM THE PROJECTIONS AND ANY SUCH VARIATIONS MAY BE MATERIAL AND ADVERSE. THE COMPANY MAKES NO REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF ANY SUCH PROJECTIONS AND INVESTORS ARE CAUTIONED NOT TO RELY ON THE FINANCIAL PROJECTIONS CONTAINED HERE

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

THE COMPANY

Stanley Grove LLC (the "Company") is a California Corporation, incorporated on February 24, 2017. The Company is located at 21 Grandview Ave. Irvine CA 92603.

The Company is a single asset holding entity newly formed for the sole purpose to develop a multi-family residential project in the City of Glendale, California (herein "the project " or "the project development"). The single asset held by the issuer is the residential property purchased in October 2016 for a price of $660,000. The market value for the property is about $750,000. Issuer is going to use the funds raised through crowdfunding with owner's capital and bank loan for the construction of the approved 4-unit townhome property.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 100 shares of Series A Preferred Shares (" SAPS') or up to $100,000. The Company is attempting to raise a minimum amount of $90,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 30,2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $ 100,000 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

Minimum Amount of SAPS being offered	$90,000
Maximum Amount of SAPS being offered	$100,000
Purchase Price per SAPS	$1,000
Minimum SAPS per Purchaser	2
Offering Deadline	July 31,2017

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Community Bank until the Minimum Amount of investments is reached.

Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not

cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Offering is being made through MinnowCfunding LLC ("the Intermediary"). The following below sets forth the compensation being paid in connection with the Offering.

Capital Raise Fee
7.0 % of capital raised fee
Escrow Fee
1.0% of fund raised
Marketing and Doc Fee
$2,000 flat

Use of the Proceeds

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds $	90,000	100,000
Less: Offering Expenses		
Escrow Fee (1.0%)	900	1,000
Doc & Marketing (est.)	2,000	2,000
Capital Raise Fee (7%)	6,300	7,000
Net Proceeds $	80,800	90,000
Use of Net Proceeds:		
City Permit Fees	80,800	82,000
Engineering Consultant	0	8,000
Total Use of Net Proceeds	80,800	90,000

Authorized Capitalization
At the initial closing of this offering (if the maximum amount is sold), the Company authorized capital stock will consist of (i) 50,000 shares of common stock, of which 10,000 shares will be issued and outstanding, and (ii) 100 shares of preferred stock, no shares of which will be issued under this offering.

Dividends
The Securities carry 5.0% cumulative dividend per annum. Dividend is only payable by the majority vote of the common shareholders.

Redemption of SAPS Upon a Liquidity Event
In the case of a sale of subject property or a sale of the Company (either of these events, a "Liquidity Event"), the Purchaser will receive, at the option of the Company, either (i) a cash payment equal to 10% of the net proceeds from sale or (ii) a number of shares of common

stock of the Company equal to the net proceeds from sale divided by the product of (a) 10.00% multiplied by (b) the quotient resulting from dividing (x) the Company's current valuation immediately prior to the Liquidity Event by (y) the number, as of immediately prior to the Liquidity Event, of shares of the Company's common stock.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present.

Restrictions on Transfer

The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

THE PROJECT DEVELOPMENT

Property Summary

Location – 1128 Stanley Ave, Glendale, CA 91206

Developer and Owner- Stanley Grove LLC is a single asset limited liability company created to develop the planned 4 units townhome project.

Size of Lot- 7,200 sqft

Property Type- SF Residential up to 4 units

Zoning- R-1650 Medium High Density Residential . Zoning provides for the planned four units townhouse development

Utilities- all utilities are available to the site

Development Plan & Timeline

The site consists of an 7,200 square-foot lot. Presently, the site has a vacant single-family home, which is to be demolished. The plan is to construct a new two-story, 4 –unit residential townhouse style project. Each unit will be two stories over a semi-subterranean garage. Four enclosed two- car garage for each condo unit, each directly accessing a unit above with two open spaces. One open guest space will also be provided. The building will have four, three bedroom units ranging from 1,500 square feet to 1,700 square feet. The total floor area for all four units will be 6,600 square feet. The approved design and building plan is indicated in Exhibit III.

The development plan includes the completion of the entitlement processing as shown below schedule summary. Once building approval is obtained, the initial construction work will include demolishing of an existing single-family house and construct a new 6,600 square-foot 4 units residential town-house style multi-family building on an 7,200 square-foot lot.

May-17		Approval of Project Design by City of Glendale
July-17		Submission for Plan Check
July-17		Submission for subdivision approval
October-17		Plan Check and Subdivision Approval
Nov-17		Commence shoring, grading & foundation
October-18		Completion of construction

Development Team

Developer: Stanley Grove LLC

Managing Members: Hao Wang and Lu Yang

Architect: AUX Design and Planning

General Contractor: TBD

Development Budget and Cost Estimates

Stanley Grove LLC, the designated project enterprise, has prepared the development budget and construction cost estimate for the 4-units townhouse as in Exhibit I

Hard Cost includes the off-site public improvements, site work (including site remediation and cleanup), the semi-subterranean parking garage, and the vertical construction of two-story townhouses.

Soft Cost includes Architectural, Engineering and Permits fee, etc.

Below is a summary of the development budget. The detail of the breakdown is given Exhibit I.

Construction Hard Cost	**$1,891,121**
Soft Cost	**$290,422**
Total Project Cost	**$2,181,543**
Land Cost	**$660,000**
Total Development Cost	**$2,841,543**

Sources and Uses

The total cost of the project will be funded by a conventional construction loan of $ 1.5 million and 1.34 million equity from Stanley Grove LLC including the $100,000 equity capital raised through crowdfunding. The capital stack of the entire development and its uses is displayed below:

Sources	
Stanley Grove LLC	**$1,341,543**
Bank Construction Loan	**$1,500,000**
Total	**$2,841,543**
Uses	
Project Cost	**$2,181,543**
Property Purchase	**$660,000**
Total	**$2,841,543**

Real Property

The Company owns the following real property:

Property Address	Own or Lease	Description
1128 Stanley Ave. Glendale California CA 91202	Own	Development for 4-unit two story townhouse

Governmental/Regulatory Approval and Compliance

The Company will face neither compliance nor associated costs with environmental laws as the property is solely for housing. Notwithstanding the foregoing, The Company needs to ensure the construction is in conform to building code and standard of the City of Glendale. To facilitate such compliance efforts, The Company will require the contractor and its subs to obtain all necessary certification by the City's inspection agencies.

Litigation
None

DIRECTORS, OFFICERS AND EMPLOYEES

Directors/ Managers
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities and their educational background and qualifications.

Lu Yang, Managing Member

In 2013-2016, Mr. Yang worked as an investment analyst of Singpoli Capital Group, a real estate Investment Company involved mostly with major commercial, office, and retail properties acquisitions and development in both Los Angeles County and Orange County.

In 2010-2012, Mr. Yang worked at King Young construction firm since 2012. The construction firm finished many projects surrounding San Gabriel Valley area, Mr. Yang involved two projects when he worked in this construction firm as construction project manager assistant. First project was a 120 condominiums mix-used Alhambra Pacific Plaza project and second project was 328 W Atlantic Blvd, Monetary Park, CA a remodel office building project.

Mr. Yang obtained a Bachelor of Arts degree from University of California, San Diego with major in Economics and minor Business Administration. He is a candidate the Master of International relation degree from University of California, San Diego.

Hao Wang, Managing Member

Mr. Wang worked at Spectrum Realty as an agent since 2013 and was an analyst with a real estate Investment Company- Singpoli Group based in Southern California in 2014. Prior to 2013, he was in China operating a micro-credit company, he involved in a series of construction projects. These construction or developing firms are micro-credit company's customers. During the construction of the project, Mr. Wang monitored the operation and the financials of these companies as a Loan Feasibility analyst.

Mr. Wang obtained a Bachelor of business degree from University of Alberta, Canada.

The Company has no employee.

OWNERSHIP AND CAPITALIZATION

Ownership
Lu Yang and HaoWang each own 50.0% of the Company's outstanding common shares.

Name of Holder	No. and Class of Securities Now Sold	% of Voting Power Prior to Offering
Hao Wang	5,000 units of common shares	50%
Lu Yang	5,000 units of common shares	50%

Capitalization
The Company has no other debt or securities outstanding as seen below.

Class of Security	Securities ($) Authorized	Securities ($) Outstanding	Voting Rights (Y/N)	Other Rights
Preferred Stock	0	0		
Common Stock	50,000	10,000	Y	N/A
Debt Securities	0	0		
Warrants & Options	0	0		

FINANCIAL INFORMATION

Stanley Grove LLC is a newly formed entity for the development of the real property in the city of Glendale, California. So the Company has no financial history and historical operating result.

As the above Development Plan indicates, the Company is expecting the design plan approval of a 4-unit residential townhouse project by the end of May 2017 and will initiate the construction in October 2017. The majority portion of the funds from the Offering will be used to pay the architect expenses.

The Company will require additional capital contribution from owners and bank financing in order to complete the construction of the proposed townhouse development. The Company's principals have the resource and liquidity to make further capital contributions up to $1.0 million. As of the Offering Date, no financing has been secured from the bank. Bank financing is crucial for ensuring the Company can successfully meet its development plan and business goal of the venture.

The financial statements are an important part of this POM and the Form C that should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit II.

Valuation

Because the Company is newly formed, there is no prior sales of securities and the Securities being sold in this Offering are preferred shares, the current valuation of the Company is not meaningful. You are encouraged to determine your own independent value of the Company prior to investing. You are encouraged to determine your own independent value of the Company prior to investing.

Financial Projection Based on Townhouse Sales

The following summary sets forth the basis for the forecast of condo sales and expense. Stanley Grove LLC can seek orderly sales of the 4-unit townhouse following completion on October , 2018. The sales price is based on market price of comparable townhouse per market listing report as of 12/18/16 (see Exhibit IV) and adjusted for housing outlook. The estimated time for the entire marketing and selling is 6-9 months with complete disposition by June 2019. The estimated gross return for equity investor may reach 34%.

Stanley Grove LLC

4-Unit Townhouse	Unit Sqft	Price/Sqft	Total
Unit 1	1745	$525	**$916,125**
Unit 2	1646	$525	**$864,150**
Unit 3	1646	$525	**$864,150**
Unit 4	1577	$525	**$827,925**
Total	6614		**$3,472,350**
Less Selling Expense (5% of Selling Price)			**$173,618**
Net Selling Proceeds			**$3,298,733**
Total Construction Cost			**$1,891,121**
Total Soft cost			**$290,422**
Total Project Cost			**$2,181,543**
Land Cost			**$660,000**
Total Development Cost			**$2,841,543**
Gross Profit			**$457,190**
Return on Equity Investment			**34%**

Financial Projection Based on Leasing

Using current market rental and occupancy condition, Stanley Grove LLC can generate annual gross income of $68,543 on 100% occupancy. This will translate into gross return of 5.1% on equity investment excluding any potential gain on property appreciation. Below is the breakdown of the company's projection of operating results.

Stanley Grove LLC

Townhouse	Unit Sqft	Monthly Rental Sqft	Total
Unit #1	1745	$2.35	**$4,101**
Unit #2	1646	$2.35	**$3,868**
Unit #3	1646	$2.35	**$3,868**
Unit #4	1577	$2.35	**$3,706**
Total Income			**$15,543**
Less Operating Exp			**$2,331**
Less Interest			**$7,500**
Gross Income			**$5,712**
Annual Gross Income			**$68,543**
Return on Equity Investment			**5%**

Note: *The financial projections above are considered as forward -looking statements and are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. You should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these projections are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially*

from the performance anticipated in the projections. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this POM or any documents incorporated by reference herein or therein speaks only as of the date of this POM. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

A CROWDFUNDING INVESTMENT HAS CERTAIN ELEMENTS OF RISK DIFFERENT FROM AND/OR GREATER THAN THOSE ASSOCIATED WITH OTHER INVESTMENTS. THE HIGHER DEGREE OF RISK MAKES CROWDFUNDING INVESTMENT SUITABLE ONLY FOR INVESTORS (i) WHO HAVE A STABLE LEVEL OF ANNUAL INCOME AND NET WORTH, (ii) WHO CAN AFFORD TO BEAR THOSE RISKS, AND (iii) WHO HAVE NO NEED FOR LIQUIDITY FROM THESE INVESTMENTS. EACH INVESTOR SHOULD CONSIDER CAREFULLY THE RISK FACTORS ASSOCIATED WITH THIS INVESTMENT, INCLUDING, WITHOUT LIMITATION, THE FOLLOWING, AND SHOULD CONSULT HIS OR HER OWN LEGAL, TAX, AND FINANCIAL ADVISORS WITH RESPECT THERETO. INVESTORS UNABLE OR UNWILLING TO ASSUME THE FOLLOWING RISKS, SHOULD NOT CONSIDER AN INVESTMENT IN THIS OFFERING.

Risk Related to the Company's Business and Industry

The Company is a newly formed single asset holding entity with no operating history.
The Company was incorporated under the laws of California on March 6, 2017. Accordingly, we have little history upon which an in-depth evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprise. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as a startup company.

As developer of a multi-family residential project, our business depends on developing and maintaining close and productive relationships with our contractor, vendors and service providers.
We depend on our contractor to complete the construction at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, labor disputes, transportation disruptions or weather conditions, could adversely affect our contractor's ability to deliver to us quality property at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular contractor or vendor could cause that vendor to increase the cost of the materials and service or decrease the quality of the service we purchase from it.

The Company relies on agreements with third parties to provide construction services, goods, and technology necessary to enable us to complete the project construction
Our ability to implement and complete the development project depends, in part, on services, goods, and technology owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to complete our project. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Raw material costs and labor are a significant operating expense. The cost of raw materials and labor can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest and supply and demand considerations. For example, labor, a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Investors will depend on the ability of the Managing Members.

Investors will depend upon the ability of Managing Members to manage the Company and carry out other delegated functions of the project. The management team of the Managing Members will not be required to devote all of their business time to the Company. There can be no assurances that the Managing Members will be successful in selecting, hiring, training and/or retaining additional professionals that have the skill sets necessary to assist the Managing Members to achieve the Company's investment goals. In addition, investors herein will not be provided an opportunity to evaluate additional professionals, if any, hired by the Managing Members.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

While the Company is dependent on Hugh Wang and Lu Yang in order to conduct its operations and execute its business plan, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either Hugh Wang or Lu Yang die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person would have a significantly adverse effect on the Company and its operations

Property liability claims could adversely impact our business and reputation.

Our business exposes us to potential structure liability risk, as well as warranty claims that are inherent in the design, manufacture, sale and use of our habitable units. In the event our finished housing unit actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected.

Cyclical and seasonal fluctuations in the economy, may have an effect on our real estate development business.

Both cyclical and seasonal fluctuations in housing market and interest rate may affect our business. Housing market can head to a severe downturn during recession or financial crisis. Seasonal fluctuation in interest rate may affect the mortgage loan market that may dampen the demand for housing and may cause sharp fluctuations in home prices.

The Company may become subject to legislation and regulation regarding building code change, and compliance with any new rules could be difficult and costly.

The government entities at federal, state and city level may enact new rule and standard on new home construction, public utilities and clean air that relate to public safety and climate change. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations.

The amount of capital the Company is attempting to raise in this offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's property development goal, the Company will need to procure additional funds from construction lender in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to

execute to our construction plan and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our operating assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company is not a public company and so we are not subject to Sarbanes-Oxley regulations that requires the financial controls and safeguards required of public companies. As a private company, we do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls.

Risk Relating to the Construction and Operation of the Property Development

The Company depends, in part, on our third-party contractor and its subcontractors to carry out the construction of the proposed project.
The failure or inability of the contractors and its subcontractors to comply with the specifications and requirements of our construction plan could result in cost overrun or delay and could adversely affect our reputation. Our third-party contractors and its subs are required to maintain the quality of our project and to comply with our project specifications and requirements for certain certifications. Our third-party contractors and its subs are also required to comply with all federal, state and local laws with respect to safety standards. The failure of our contractor and its subs conforming to industry quality standards could materially and adversely affect our reputation in the marketplace and result in product liability claims and severe economic loss.

Cost Overruns and Unexpected Events; Timing of Completion.
Cost overruns may be encountered as a result of numerous factors, including not only the delay in the construction of the project and the failure of certain contracted parties to complete their work in accordance with the contracted amount, necessitating the substitution of subcontractors and potential increases in pricing. Furthermore, unforeseen issues may be encountered that otherwise require an increase in the total acquisition/renovation budget that have not otherwise been reserved for in the contingency fund. An estimate of the total cost of the project, including, a projected timeline and cost estimates, is indicated above. If any of these overruns, failures or delays actually occur, capital expenditures on the project may exceed such estimates and the additional costs could have an adverse effect on future performance.

Laws and regulations relating to property development may the Company to additional costs and delays which could reduce profits.
The construction, development and marketing of the Project is subject, both directly and indirectly, to federal, state and local regulation, which may impose additional costs and delays which could reduce profits. For example, laws, rules and regulations concerning matters such as, but not limited to, zoning, other land use restrictions, safety regulations, disability laws, environmental protection or required additional equipment or features could have a material adverse effect on the financial results of the Company. No assurance can be given that existing or future federal, state and local statutes, rules and regulations will not materially adversely affect the financial results of the Company.

Risk Related to the Securities

The Series A Preferred Shares ("The Securities") will not be freely tradable until one year from the initial purchase date. Although the stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for this type of equity securities offering under Regulation Crowdfunding. Because the Securities have not been registered under the Securities Act or

under the Securities laws of any state or non-United States jurisdiction, the stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on your investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not have voting rights in the Company' operation or management affairs.
Purchasers will not have the right to vote upon matters of the Company even if and when the Securities are converted into common shares upon a liquidation event. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of

an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of the Securities which will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into common shares, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the common shares.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion.

The Company may never elect to distribute the dividends or undergo a liquidity event.
The Company may never undergo a liquidity event such as a sale of the Company or an orderly liquidation. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

RELATED PARTY TRANSACTION
Lu Yang, the Company's managing member and 50% owner, is an independent contractor for MinnowCfunding LLC as Product Development Director to develop and review potential issuer for crowdfunding opportunities. Mr. Yang receives no compensation from MinnowCfunding LLC for the crowdfunding campaign by Stanley Grove LLC.

CONFLICT OF INTEREST
None

BAD ACTOR DISCLOSURES
None

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and make it available to the investors 15 days after the filing. Once posted, the annual report may be found on the Company's website.

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Section 13(a) or Section 15 (d) of the Exchange Act.
2. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
3. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
4. the issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the issuer liquidates or dissolves its business in accordance with state The Company may request the Intermediary to post its annual report on the Intermediary's portal.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

SUBSCRIPTION

Who May Subscribe

This Offering is available to individuals or entities (such offerees are referred to in this section individually as an "Investor" and collectively as "Investors") under Regulation Crowdfunding adopted by the Securities and Exchange Commission ("SEC" or "Commission") that permits companies to offer and sell securities through crowdfunding in reliance on the exemption under Section 4(a)(6) of the Securities Act of 1933 ("Securities Act"). These new rules implement the requirements of Title III of the Jumpstart Our Business Startup ("JOBS") Act, which added Sections 4(a)(6) and 4A to the Securities Act and Sections 3(h) and 12(g)(6) to the Securities Exchange Act of 1934 ("Exchange Act").

Under Regulation Crowdfunding, Investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings over the course of a 12-month period:

If either annual income or net worth is less than $100,000, then the Investor's investment limit is the greater of:
- $2,000 or
- 5 percent of the lesser of the investor's annual income or net worth.

If both annual income and net worth are equal to or more than $100,000, then the Investor's limit is 10 percent of the lesser of their annual income or net worth.

During the 12-month period, the aggregate amount of securities purchased by an Investor through all Regulation Crowdfunding offerings may not exceed $100,000, regardless of the investor's annual income or net worth. Spouses are allowed to calculate their net worth and annual income jointly.

Subscription Process

Investors may subscribe for Series A Preferred shares by executing and delivering the counterpart signature page for the Subscription Agreement, the Escrow Agreement to the Company, and the Escrow Agent pursuant to the Escrow Agreement. The Company may accept and hold subscription deposits from Investors in a segregated bank account as soon as the Project Escrow Account is established.

Acceptance of Subscription

Acceptance of any subscription to purchase Series A Preferred Shares is subject to (i) acceptance of the subscription in the Company sole discretion; (ii) the determination of the income and net worth qualification for each prospective Investor; and (iii) receipt of all documentation required by the Company to be executed and receive. The Company will have the right to accept or reject any subscription at any time at or prior to the closing of the Offering or such later date as it may determine, in its sole and exclusive discretion.

Deposit to Escrow Accounts; Release from Escrow Accounts

All subscription proceeds from this Offering will be held in the Project Escrow Account by the designated Escrow Agent pursuant to the terms of the Escrow Agreement establishing the Project Escrow Account. Except as may be otherwise provided in the Subscription Agreement, all investment earnings on subscription proceeds shall inure to the benefit of the Company.

An Investor's escrowed proceeds in the Project Escrow Account will only be released to the Company p, and the Investor will become a Series A Preferred shareholder upon satisfaction of the closing conditions in the Subscription Agreement.

The Company expects that the development of the multi-unit townhouse project will occur following the release of the escrowed proceeds from the Project Escrow Account.

INFORMATION ACCESS

Prospective Investors and their representatives are invited to review any materials relating to this offering or anything referred to in or accompanying this Memorandum, provided such review takes place during normal business hours after reasonable prior notice. Such information is available at the Intermediary website at www.minnowcfunding.com or one can direct the questions and requests for information to:

> Stanley Grove LLC
> 21 Grandview Ave. Irvine CA 92603
> Attention: Lu Yang
> Telephone: (626) 757-2928

The Company will answer any appropriate inquiries from prospective Investors and their representatives concerning the Company and the project relating to the Offering, and will afford prospective Investors and their representatives the opportunity to obtain any additional information within the Company's possession, or reasonable ability to obtain, which is necessary to verify the accuracy of any assumptions, representations, or information set forth in this Memorandum.

LIST OF EXHIBITS

EXHIBIT I   -   Project Development Budget and Cost estimates

EXHIBIT II   -   Company Financial Statements

EXHIBIT III -   Project Design and Building Plan

EXHIBIT IV -   Market Listing of Comparable Townhouse 12/18/16

EXHIBIT I

1128 Stanley Ave Glendale CA 91206			February 20,2017
Development Budget and Cost Estimates			
Project Overview			
Lot Size	7200	sf	
Unit Count	4		
Habitable SF	6614		
Planning, Permitting & Design	4	mos	
Construction Period	12	mos	
Sales Period to Closing	2	mos	
Total Project Duration	**18**	mos	
Property Purchase Price			**$660,000**
Property Tax	1.25%		$8,250
Builder's Risk Insurance	0.20%	of HC	$3,672
Fire Insurance	$500/unit	mos	$5,000
10 yr-Builder's Liability Ins			$60,000
Sub-Total			**$736,922**
City Permit Fees	$25,000	unit	**$100,000**
Consultants			
Architecture and Landscape	$5	sf	$82,000
Structural	$4,000	unit	$16,000
Civil & Surveyor	$1,000	unit	$4,000
Title 24	$500	unit	$2,000
City Sub-division fee Others	$2	sf	$0
Total Consultant Fees			**$104,000**
Utility Bills for Property	300	mo	$4,500
Legal	-		$3,000
Operational Expenses		hour	$2,000
Total Operation			**$9,500**
Total Pre-Construction Cost			$950,422
Construction Hard Cost			
Building Costs	$260	sf	$1,719,640
Elevator		unit	$30,000
Landscape	$2	sf	$14,400
Site Work	$10	sf	$72,000
Sub-Total Hard Cost			$1,836,040
Contingency	3%	total	$55,081
Total Construction Cost			**$1,891,121**
Total Development Costs			**$2,841,543**
Construction Loan Amount			$1,500,000
Construction Loan Interest			$45,000
Total Equity Required			**$1,341,543**

EXHIBIT II

Stanley Grove LLC			Stanley Grove LLC	
Balance Sheet			**Income Statement**	
3/31/2017			**2/24/17-3/31/17**	
Cash	$2,100		Revenue	$0
Real Property	$660,000		Architect Fee	$72,000
Other Asset	$200		Property Tax	$3,400
Total Asset	**$662,300**		Other Expense	$750
Total Liabilities	$0		Total Expense	$76,150
Contributed Capital	$738,450		Profit/Loss	**-$76,150**
Profit/Loss YTD	-$76,150			
Total Liabilities and Net Worth	**$662,300**			

I, Lu Yang, certify that:

 (1) the financial statements of Stanley Grove LLC included in this POM and Form C are true and complete in all material respects; and

(2) there is no tax return of Stanley Grove LLC filed as Stanley Gove LLC is a newly formed company incorporated in California.

Signed: Lu Yang

Title: Managing Member

Stanley Grove LLC

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT III

Project Design and Building Plan



1128
STANLEY_DESIGN & E

\\   **EXHIBIT IV**

Market Listing of Comparable Townhouse 12/16/2016

   

Market Comp 1.pdf   Market Comp 2.pdf